893021




03045674

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ______

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

(03/94)



European Bank
for Reconstruction and Development

83-6

Office of International Corporate Finance
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

30 September 2003

Dear Sir,

I have pleasure in enclosing for your records two copies of the unaudited interim financial report of the European Bank for Reconstruction and Development for the quarter to 30 June 2003 and the associated press release.

Yours faithfully,



Nigel P. Kerby
Director, Accounting, Reporting and Financial Control

Enc.

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 Telex: 8812161 EBRD L G Web site: www.ebrd.com

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 30 September 2003

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: HidayJ@ebrd.com

EBRD commits €1.23 billion in first half

The European Bank for Reconstruction and Development committed €1.23 billion for new loan and equity investments in central and eastern Europe and the Commonwealth of Independent States in the six months ended 30 June, compared with €1.28 billion in the first half of 2002. This indicates a continuation of the strong business growth witnessed in 2002. Gross disbursements were €861 million, compared with €870 million a year ago.

The EBRD's first-half profit after provisions was €84.3 million, compared with €186.5 million a year earlier, when there were exceptionally high profits on the sale of share investments. Provisions for losses were €26.6 million, compared with €34.3 million in 2002. As of 30 June, the Bank had authorised capital of €20 billion, paid-in capital and reserves of €5.9 billion, and cumulative provisions on its banking portfolio of €1.2 billion.

The EBRD invested in 40 projects in the first half, including for the modernisation of commercial shipping in Ukraine, the consolidation of the telecoms industry in Hungary, the commercialisation of railway assets in Romania, energy-sector reform in Russia and the development of mortgage lending in Kazakhstan.

Steven Kaempfer, Vice President, Finance, said that the Bank's performance for the first half of the year was solid, while the pipeline of potential new projects continues to be robust across the region.

###

The EBRD, which is owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website at: www.ebrd.com

(Number 114/2003)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

As at 30 June 2003

(unaudited)

Table of contents

Profit and loss account for the six months ended 30 June 2003 (unaudited) and 30 June 2002 (unaudited)

	Quarter to 30 June 2003	Year to date 30 June 2003	Quarter to 30 June 2002	Year to date 30 June 2002
	€ 000	€ 000	€ 000	€ 000
Interest and similar income				
From loans	72,972	145,537	85,665	175,604
From fixed-income debt securities and other interest	52,589	104,510	74,705	144,037
Interest expenses and similar charges	(53,878)	(111,502)	(83,934)	(165,308)
Net interest income	71,683	138,545	76,436	154,333
Dividend income from share investments	28,829	28,844	22,743	22,999
Net fee and commission income	3,856	6,403	12,760	20,927
Financial operations				
Net profit on sale of share investments	23,520	28,440	56,269	124,006
Net profit on dealing activities and foreign exchange	4,385	7,426	(1,782)	6,439
IAS 39 impact on non-qualifying hedges	(8,765)	(5,800)	(1,110)	(1,110)
Operating income	123,508	203,858	165,316	327,594
General administrative expenses	(39,386)	(77,331)	(52,252)	(99,678)
Depreciation	(8,606)	(15,604)	(3,873)	(7,139)
Operating profit before provisions	75,516	110,923	109,191	220,777
Provisions for losses	(13,542)	(26,636)	(40,439)	(34,306)
Operating profit for the period	61,974	84,287	68,752	186,471

Balance sheet at 30 June 2003 (unaudited) and 31 December 2002

		30 June 2003		31 December 2002
	€ 000	**€ 000**	€ 000	€ 000
Assets				
Placements with and advances to credit institutions	**3,337,028**		990,207	
Collateralised placements	**2,490,831**		2,932,443	
Debt securities	**5,008,744**		5,197,124	
		10,836,603		9,119,774
Other assets		**904,423**		1,431,617
Loans and share investments				
Loans	**6,038,797**		6,289,444	
Share investments	**1,954,001**		1,980,074	
		7,992,798		8,269,518
Property, technology and office equipment		**34,479**		43,562
Paid-in capital receivable		**923,654**		1,247,727
Total assets		**20,691,957**		20,112,198
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**1,070,905**		599,898	
Debts evidenced by certificates	**12,684,085**		12,761,856	
		13,754,990		13,361,754
Other liabilities		**1,057,215**		892,722
Subscribed capital	**19,789,500**		19,789,500	
Callable capital	**(14,592,845)**		(14,592,845)	
Paid-in capital		**5,196,655**		5,196,655
Reserves and profit for the period		**683,097**		661,067
Members' equity		**5,879,752**		5,857,722
Total liabilities and members' equity		**20,691,957**		20,112,198
Memorandum items				
Undrawn commitments		**5,161,368**		5,474,017

Statement of changes in members' equity for the six months to 30 June 2003 (unaudited) and the six months to 30 June 2002 (unaudited)

	30 June 2003 € million	30 June 2002 € million
Share capital		
Subscribed capital	**19,789.5**	19,789.5
Callable capital	**(14,592.8)**	(14,592.8)
Paid-in capital	**5,196.7**	5,196.7
Reserves and profit for the year to date		
General reserve		
Balance at the beginning of the period	**420.5**	356.4
Internal tax for the first six months	**2.4**	2.8
Fair value movement of available-for-sale assets and cash flow hedges for the first six months	**(64.7)**	(10.0)
Balance at 30 June	**358.2**	349.2
Special reserve		
Balance at the beginning of the period	**157.6**	136.6
Qualifying fees and commissions from the prior year	**5.3**	21.0
Balance at 30 June	**162.9**	157.6
Accumulated profit and loss reserve		
Balance at the beginning of the period	**(25.1)**	(161.4)
Qualifying fees and commissions from the prior year	**(5.3)**	(21.0)
Profit set aside from the prior year	**108.1**	157.2
Balance at 30 June	**77.7**	(25.2)
Profit for the first six months	**84.3**	186.5
Total reserves and profit for the year to date	**683.1**	668.1
Total members' equity	**5,879.8**	5,864.8

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets. Reserves increased from €661.1 million at the end of 2002 to €683.1 million at 30 June 2003, primarily as a result of the profit for the first six months and partially offset by a decrease in the fair value of the Bank's listed share investments. Approximately €204 million of the Bank's total reserves represented unrealised gains.

Statement of cash flows for the period ended 30 June 2003 (unaudited) and 30 June 2002 (unaudited)

	€ 000	Year to date 30 June 2003 € 000	€ 000	Year to date 30 June 2002 € 000
Cash flows from operating activities				
Operating profit for the period	84,287		186,471	
Adjustments for:				
Gross provisions for losses before recoveries from assets previously written off	27,514		34,306	
Unwinding of the discount relating to impaired identified assets	(891)		-	
Depreciation	15,604		7,139	
Realised gains on share investments	(28,440)		(124,006)	
Profit on disposal of property, technology and office equipment	(38)		(28)	
Internal taxation	2,361		2,728	
Unrealised losses on dealing securities	11,994		976	
Realised losses on available-for-sale securities	1,095		4,603	
Foreign exchange	2		(1,648)	
Operating profit before changes in operating assets	113,488		110,541	
Decrease / (increase) in operating assets:				
Interest receivable and prepaid expenses	159,076		(57,493)	
Marked to market	(254,569)		419,241	
Increase / (decrease) in operating liabilities:				
Interest payable and accrued expenses	56,540		(976,014)	
Net cash from / (used in) operating activities		74,535		(503,725)
Cash flows from investing activities				
Proceeds from repayments and prepayments of loans	1,168,763		1,236,282	
(Advances to) / net placements with credit institutions	(149,375)		196,703	
Proceeds from sale of share investments	120,946		260,081	
Proceeds from sale of available-for-sale securities	1,151,922		2,223,593	
Proceeds from sale of property, technology and office equipment	40		28	
Purchases of available-for-sale securities	(1,314,379)		(625,793)	
Funds advanced for loans	(1,235,698)		(1,316,185)	
Funds advanced for share investments	(146,528)		(143,646)	
Purchase of property, technology and office equipment	(6,524)		(10,556)	
Net cash (used in) / from investing activities		(410,833)		1,820,507
Cash flows from financing activities				
Capital received	324,073		312,439	
Issue of debts evidenced by certificates	3,702,259		5,397,265	
Redemption of debts evidenced by certificates	(2,471,835)		(5,903,148)	
Net cash from / (used in) financing activities		1,554,497		(193,444)
Net increase in cash and cash equivalents		1,218,199		1,123,338
Cash and cash equivalents at beginning of period		3,298,636		3,045,843
Cash and cash equivalents at 30 June *		4,516,835		4,169,181

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2003 € 000	2002 € 000
Placements with and advances to credit institutions	3,315,262	4,147,916
Collateralised placements	2,268,054	591,012
Amounts owed to credit institutions	(1,066,481)	(569,747)
Cash and cash equivalents at 30 June	4,516,835	4,169,181

Note: Operating profit includes dividends received of €28.8 million for the period to 30 June 2003 (30 June 2002: €23.0 million)

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2003 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement Establishing the Bank and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of Significant Accounting Policies

i Accounting Convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the annual accounts and consolidated accounts of banks and other financial institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value can not be reliably measured, in which case the assets concerned are held at cost. Listed share investments are stated at fair value. The Bank's non-listed share investment portfolio is held at historic cost less general portfolio provisions for the impairment of unidentified assets and specific provisions for the impairment of identified assets. Also measured at cost are originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial Statements Presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2002. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited Financial Statements as at 31 December 2002. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2003.

3. Loans and share investments

Outstanding disbursements	Sovereign loans € 000	Non sovereign loans € 000	Total loans € 000	Unlisted share investments € 000	Listed share investments € 000	Total share investments € 000	Total loans and share investments € 000
At 1 January 2003	2,191,338	4,632,597	6,823,935	1,650,243	969,326	2,619,569	9,443,504
IAS 39 movement in fair value revaluation	(1,570)	2,205	635	-	(74,162)	(74,162)	(73,527)
Disbursements	195,719	1,039,979	1,235,698	114,660	31,868	146,528	1,382,226
Repayments, prepayments and disposals	(189,419)	(979,344)	(1,168,763)	(53,219)	(39,287)	(92,506)	(1,261,269)
Foreign exchange movements	(126,384)	(219,091)	(345,475)	-	-	-	(345,475)
Written off	-	(1,442)	(1,442)	(12,915)	-	(12,915)	(14,357)
At 30 June 2003	**2,069,684**	**4,474,904**	**6,544,588**	**1,698,769**	**887,745**	**2,586,514**	**9,131,102**
Provisions at 30 June 2003	(61,066)	(444,725)	(505,791)	(527,696)	(104,817)	(632,513)	(1,138,304)
Total outstanding disbursements at 30 June 2003	**2,008,618**	**4,030,179**	**6,038,797**	**1,171,073**	**782,928**	**1,954,001**	**7,992,798**
Total outstanding disbursements at 31 December 2002	2,126,669	4,162,775	6,289,444	1,125,110	854,964	1,980,074	8,269,518

At 30 June 2003 the Bank categorised 23 loans as impaired, totalling €183.7 million (31 December 2002: 23 loans totalling €204.5 million). Specific provisions on these assets amounted to €161.5 million (31 December 2002: €180.0 million).

4. Borrowings

Total borrowings (including short term) at 30 June 2003 stood at €13.8 billion, a decrease of €1.2 billion from 31 March 2003. During the quarter €0.3 billion was issued under the Bank's medium and long-term authorised borrowing programme at an average cost of LIBOR less 50 basis points while year to date figure was €1.4 billion at LIBOR less 38 basis points. For 2003 the programme allowance is €1.5 billion of which €162.5 million was issued in December 2002 to take advantage of favourable conditions in the market. After taking into account early redemptions and buy-backs, outstanding medium-to-long-term debt at the end of the quarter stood at €12.9 billion at an average cost of LIBOR less 34 basis points and with an average life of 8.9 years. The table below gives quarterly and cumulative details of issues of medium and long-term debt.

During the Period	Quarter to June 2003			YTD 2003			Quarter to June 2002			YTD 2002		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	254	50	5.5	1,399	38	9.5	341	36	4.8	752	33	5.2
Redemptions	74	47		226			819	37		1,404	39	
Buybacks	178	30		262			11	27		150	29	
Outstanding during the period	12,887	34		12,660	34		11,304	33		11,512	33	
Outstanding at period end				12,867	34	8.9				11,083	32	9.4

5. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

Primary reporting format – business segment	30 June 2003 Banking € 000	30 June 2003 Treasury € 000	30 June 2003 Aggregated € 000	30 June 2002 Banking € 000	30 June 2002 Treasury € 000	30 June 2002 Aggregated € 000
Interest income	**145,537**	**104,510**	**250,047**	175,604	144,037	319,641
Other income	**63,687**	**7,426**	**71,113**	167,932	6,439	174,371
Total segment revenue	**209,224**	**111,936**	**321,160**	343,536	150,476	494,012
Less interest expenses and similar charges	**(91,202)**	**(81,166)**	**(172,368)**	(116,161)	(117,884)	(234,045)
Allocation of capital benefit	**54,779**	**6,087**	**60,866**	61,863	6,874	68,737
IAS 39 impact on non-qualifying hedges	**-**	**(5,800)**	**(5,800)**	-	(1,110)	(1,110)
Less general administrative expenses	**(69,523)**	**(7,808)**	**(77,331)**	(91,464)	(8,214)	(99,678)
Less depreciation	**(14,750)**	**(854)**	**(15,604)**	(6,758)	(381)	(7,139)
Segment result before provisions	**88,528**	**22,395**	**110,923**	191,016	29,761	220,777
Provisions for losses	**(16,655)**	**(9,981)**	**(26,636)**	(34,306)	-	(34,306)
Operating profit for the period	**71,873**	**12,414**	**84,287**	156,710	29,761	186,471
Segment assets	**8,207,855**	**11,560,448**	**19,768,303**	7,658,976	11,841,327	19,500,303
Paid-in capital receivable			**923,654**			1,189,279
Total assets			**20,691,957**			20,689,582
Segment liabilities	**8,207,855**	**11,560,448**	**19,768,303**	7,658,976	11,841,327	19,500,303
Members' equity receivable			**923,654**			1,189,279
Total liabilities			**20,691,957**			20,689,582
Capital expenditure	**6,167**	**357**	**6,524**	9,992	564	10,556

Interest expense and similar charges, and the capital benefit total €111.5 million (first six months 2002: €165.3 million) which is the Bank's "Interest expenses and similar charges" as reported in the profit and loss account.